UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------



                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                      TAKE-TWO INTERACTIVE SOFTWARE, INC.
                      -----------------------------------
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)


                                   874054109
                           ------------------------
                                (CUSIP Number)


                                March 29, 2007
                           ------------------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                            [ ]___Rule 13d-1(b)

                            [X]___Rule 13d-1(c)

                            [ ]___Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 10 Pages
                             Exhibit Index: Page 9

                                 SCHEDULE 13G

CUSIP No.: 874054109                                          Page 2 of 10 Pages
--------------------------------------------------------------------------------
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          GLENVIEW CAPITAL MANAGEMENT, LLC

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------
Number of             5.       Sole Voting Power                  None
Shares                ----------------------------------------------------------
Beneficially          6.       Shared Voting Power                4,158,992
Owned by Each         ----------------------------------------------------------
Reporting             7.       Sole Dispositive Power             None
Person With           ----------------------------------------------------------
                      8.       Shared Dispositive Power           4,158,992
--------------------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          4,158,992
--------------------------------------------------------------------------------
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [ ]
--------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9)

          5.7% based on 72,926,850 shares outstanding as of March 5, 2007.
--------------------------------------------------------------------------------
12.       Type of Reporting Person:

          OO

                                 SCHEDULE 13G

CUSIP No.: 874054109                                          Page 3 of 10 Pages
--------------------------------------------------------------------------------
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          GLENVIEW CAPITAL GP, LLC

--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
--------------------------------------------------------------------------------

3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------
Number of             5.       Sole Voting Power                  None
Shares                ----------------------------------------------------------
Beneficially          6.       Shared Voting Power                4,158,992
Owned by Each         ----------------------------------------------------------
Reporting             7.       Sole Dispositive Power             None
Person With           ----------------------------------------------------------
                      8.       Shared Dispositive Power           4,158,992
--------------------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          4,158,992
--------------------------------------------------------------------------------
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
--------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9)

          5.7% based on 72,926,850 shares outstanding as of March 5, 2007.
--------------------------------------------------------------------------------
12.       Type of Reporting Person:

          OO

                                 SCHEDULE 13G

CUSIP No.: 874054109                                          Page 4 of 10 Pages
--------------------------------------------------------------------------------
1         Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          LAWRENCE M. ROBBINS
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Citizenship or Place of Organization

          United States of America
--------------------------------------------------------------------------------
Number of             5.       Sole Voting Power                  None
Shares                ----------------------------------------------------------
Beneficially          6.       Shared Voting Power                4,158,992
Owned Each            ----------------------------------------------------------
Reporting             7.       Sole Dispositive Power             None
Person With           ----------------------------------------------------------
                      8.       Shared Dispositive Power           4,158,992
--------------------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          4,158,992
--------------------------------------------------------------------------------
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
--------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9)

          5.7% based on 72,926,850 shares outstanding as of March 5, 2007.
--------------------------------------------------------------------------------
12.       Type of Reporting Person:

          IA

                                                            Page 5 of 10 Pages

Item 1(a).        Name of Issuer:

                  Take-Two Interactive Software, Inc. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  622 Broadway, New York, New York 10012.

Item 2(a).        Name of Person Filing

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Glenview Capital Management, LLC ("Glenview Capital Management");

                  ii) Glenview Capital GP, LLC ("Glenview Capital GP"); and

                  iii) Lawrence M. Robbins ("Mr. Robbins").

                  This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"),
Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"); GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

                  The Reporting Persons filed an initial statement on Schedule 13G, pursuant to Rule 13d-1(c), on January 30, 2006, and Amendment No. 1 to
Schedule 13G on February 22, 2006. On March 9, 2006, the Reporting Persons filed an initial statement on Schedule 13D, and Amendment No. 1 to Schedule 13D on December 26, 2006. The Reporting Persons are filing this Amendment No. 2 to Schedule 13G to reflect the fact that they now fall under the provisions of Rule 13d-1(c), as a passive investor in the Issuer.

                  Glenview Capital  Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Glenview Capital GP is the general partner of Glenview Capital Partners, Glenview Institutional Partners, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund and the GCM Little Arbor Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management and Glenview Capital GP.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of Glenview Capital Management, Glenview Capital GP, and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

                                                            Page 6 of 10 Pages

Item 2(c).        Citizenship:

                  i)  Glenview  Capital   Management  is  a  Delaware  limited
                  liability company;

                  ii) Glenview Capital GP is a Delaware limited liability company; and

                  iii) Mr. Robbins is a citizen of the United States of America.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share (the "Shares")

Item 2(e).        CUSIP Number:

                  874054109

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a).        Amount Beneficially Owned:

                  As of March 29, 2007, each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed to be the beneficial owner of 4,158,992 Shares. This amount consists of: (A) 223,440 Shares held for the account of Glenview Capital Partners; (B) 2,663,212 Shares held for the account of Glenview Capital Master Fund; (C) 1,147,463 Shares held for the account of Glenview Institutional Partners; (D) 103,896 Shares held for the account of the GCM Little Arbor Master Fund; (E) 20,458 Shares held for the account of GCM Little Arbor Institutional Partners; and (F) 523 Shares held for the account of GCM Little Arbor Partners.

Item 4(b).        Percent of Class:

                  The  number  of  Shares of which  each of  Glenview  Capital
Management, Glenview Capital GP and Mr. Robbins may be deemed to be the beneficial owner constitutes approximately 5.7% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were 72,926,850 shares outstanding as of March 5, 2007).

Item 4(c).        Number of Shares of which such person has:

Glenview Capital Management, Glenview Capital GP and Mr. Robbins:
-----------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                  0

(ii) Shared power to vote or direct the vote:                       4,158,992

(iii) Sole power to dispose or direct the disposition of:                   0

(iv) Shared power to dispose or direct the disposition of:          4,158,992

                                                            Page 7 of 10 Pages


Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than Five  Percent  on Behalf of  Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  See disclosure in Item 2 hereof.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 8 of 10 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2007                  GLENVIEW CAPITAL MANAGEMENT, LLC


                                      By:
                                         /s/ Lawrence M. Robbins
                                         -----------------------
                                      Name:  Lawrence M. Robbins
                                      Title: Chief Executive Officer


Date: March 30, 2007                  GLENVIEW CAPITAL GP, LLC


                                      By:
                                         /s/ Lawrence M. Robbins
                                         -----------------------
                                      Name:  Lawrence M. Robbins
                                      Title: Chief Executive Officer


Date: March 30, 2007                  LAWRENCE M. ROBBINS


                                      /s/ Lawrence M. Robbins
                                      -----------------------

                                                            Page 9 of 10 Pages


                                 EXHIBIT INDEX


Ex.                                                                    Page No.
---                                                                    --------

A        Joint Filing Agreement, dated March 30, 2007 by and
         among Glenview Capital Management, LLC, Glenview
         Capital GP, LLC  and Lawrence M. Robbins............            10

                                                           Page 10 of 10 Pages




                                   EXHIBIT A

                            JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Take-Two Interactive Software, Inc. dated as of March 30, 2007 is, and any amendments thereto (including amendments on Schedule
13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: March 30, 2007                  GLENVIEW CAPITAL MANAGEMENT, LLC


                                      By:
                                         /s/ Lawrence M. Robbins
                                         -----------------------
                                      Name:  Lawrence M. Robbins
                                      Title: Chief Executive Officer


Date: March 30, 2007                  GLENVIEW CAPITAL GP, LLC


                                      By:
                                         /s/ Lawrence M. Robbins
                                         -----------------------
                                      Name:  Lawrence M. Robbins
                                      Title: Chief Executive Officer


Date: March 30, 2007                  LAWRENCE M. ROBBINS


                                      /s/ Lawrence M. Robbins
                                      -----------------------